SEWARD & KISSEL LLP
One Battery Park Plaza
New York, New York 10004
Telephone:  (212) 574-1200
Facsimile:  (212) 480-8421
www.sewkis.com

February 9, 2015

Mr. Derek Newman
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Centre Funds: Registration Statement on Form N-14
File No. 333-201219

Dear Mr. Newman:

This letter supplements the letter dated February 2, 2015 responding to comments of the staff (the "Staff") of the Securities and Exchange Commission to the registration statement filed on Form N-14 (the "Registration Statement") of Centre Funds (the "Trust" or the "Registrant").

Further responding to Comment 17 of the Staff, which requested an accounting analysis for each reorganization, the Registrant believes that, in connection with the reorganization of Managed Municipal Fund, Inc. into Centre Active U.S. Tax Exempt Fund, a series of the Trust, it is appropriate for Managed Municipal Fund, Inc. to be the accounting survivor.  The Registrant confirms that the disclosure in the Registration Statement will be modified as necessary.

Please contact the undersigned at (212) 574-1598 with any questions.

Sincerely,

/s/ Keri E. Riemer
                                                                                                                      Keri E. Riemer

cc:                James A. Abate
Paul M. Miller